UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Amendment to Intelsat Jackson Holdings S.A.’s Senior Secured Credit Agreement

On November 2, 2018, Intelsat S.A.’s (the “Company”) indirect wholly-owned subsidiary, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), obtained the requisite lender approval for an amendment to its senior secured credit agreement which governs its approximately $3.1 billion senior secured term loan facility (the “Term Loans”). The Company expects to close the amendment during the week of November 5, 2018, subject to customary closing conditions. The amendment is expected to, among other things, make certain amendments to the covenants therein, including but not limited to the removal of the interest expense coverage ratio financial covenant. Intelsat Jackson has agreed to pay fees in connection with the amendment equal to 0.25% of the aggregate principal amount of each consenting lender’s outstanding Term Loans as of the closing date of the amendment, which fees will be paid on the closing date.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: November 2, 2018	By:	/s/ Jacques Kerrest
	Name:	Jacques Kerrest
	Title:	Executive Vice President & Chief Financial Officer